Exhibit 4.17.4

Additional Agreement No. 1

To Agency Agreement between OAO Rostelecom and OJSC Dalsvyaz

No. 33-06-23 dated June 09, 2006

Moscow	Dated June 9, 2007

Rostelecom, Open Joint-Stock Company for Long-Distance and International Telecommunications, hereinafter, “Rostelecom”, represented by OAO Rostelecom General Director Dmitry Yevgenievich Yerokhin, authorized to act by the Charter, on the one part, and “Far East Telecommunications Company”, Open Joint-Stock Company, hereinafter referred to as the “Operator”, represented by General Director Anton Alekseyevich Alekseyev, authorized to act by the Charter, on the other part hereinafter collectively referred to as the “Parties”, and severally, as “Party”, have entered into this Additional Agreement (hereinafter, “the Additional Agreement”) on the incorporation of the below-listed amendments in the Agency Agreement (hereinafter, “the Agreement”), as follows:

1.               To add to the Agreement clause 12.4 that states:

The Parties hereby establish that terms and conditions of the Agreement entered into thereby shall apply to their relations arisen since January 01, 2006.

2.               All terms used in this Additional Agreement have a meaning, fixed for them in the Agreement.

3.               All the rest, not indicated in this Additional Agreement, is subject to the provisions of the Agreement.

4.               The Additional Agreement is issued in the Russian language in two original counterparts, one for  each Party.

5.               The Additional Agreement shall enter into legal force on the Agreement Date and expire with the expiry of Agency Agreement No. 33-06-23 on June 09, 2006.

6.               Details and Signatures of the Parties

For OAO Rostelecom: Legal address: 15, Dostoyevsky st., 191002 Saint Petersburg General Director D.Ye. Yerokhin 2007 Seal here	For OJSC Dalsvyaz Legal address: 57, Svetlanskaya st., 690950, Vladivostok General Director A.A. Alekseyev 2007 Seal here